Exhibit 99.2

Convocation notice

Notice convening the annual general meeting of shareholders (the Annual General Meeting) of Lilium N.V. (Lilium or the Company) to be held on Wednesday, December 21, 2022 at 2:00 p.m. CET (8:00 a.m. EST) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

We would like to emphasize the availability and encourage shareholders to utilize the option of voting by (electronic) proxy as referred to in this notice. Upon registration in accordance with the procedure as set out in this notice, the Annual General Meeting can also be followed via a live audio webcast, which will be available at https://www.cstproxy.com/lilium/am2022.

The Board of Directors of Lilium (the Board) recommends that shareholders vote FOR each of the voting items.

Availability of documents

The agenda of the Annual General Meeting, including the ancillary documentation thereto, is now available for inspection at the offices of the Company, on the Investors page of the Company's website (https://ir.lilium.com) or at https://www.cstproxy.com/lilium/am2022. Paper copies of the aforementioned documents are also available to shareholders, free of charge, via Continental Stock Transfer & Trust Company from today at www.cstproxyvote.com.

Record Date

Shareholders (which for the purposes of this notice also include holders of rights of usufruct and pledgees with voting rights) are entitled to attend and exercise their voting rights at the Annual General Meeting if they (i) are registered as such in one of the registers designated by the Company on Wednesday, November 23, 2022 after the processing of all entries and deletions on that date (the Record Date) and (ii) have registered for the Annual General Meeting in accordance with the procedure as set out under ‘Registration procedure’.

Registration procedure

Shareholders who wish to attend (either in person or by proxy) and/or exercise their voting rights at (either in person or by proxy) the Annual General Meeting must notify the Company by registering with Continental Stock Transfer & Trust Company electronically via the internet or via mail at Continental Stock Transfer & Trust Company, 1 State Street - 30th Floor - New York, NY 10004 by no later than Tuesday December 20, 2022 at 6:00 p.m. EST. Upon registration, shareholders are requested to indicate whether they wish to attend the Annual General Meeting in person and whether they wish to exercise their voting rights by proxy.

Voting by proxy to a third party

Notwithstanding the requirement to notify the Company in accordance with the procedure as set out under ‘Registration procedure’, shareholders can also give a proxy to Dirk-Jan Smit, civil law notary, of Freshfields Bruckhaus Deringer LLP, Amsterdam office and any deputy-civil law notary working with Freshfields Bruckhaus Deringer LLP, Amsterdam office, each with the right of substitution, to exercise their voting rights on their behalf during the Annual General Meeting. The proxy may be given either electronically via the internet, in which case it must be received no later than Tuesday December 20, 2022 at 6:00 p.m. EST, or in writing (for which purposes, forms can be obtained as set out under ‘Availability of documents’), in which case it must be received by Continental Stock Transfer & Trust Company via mail at Continental Stock Transfer & Trust Company, 1 State Street - 30th Floor - New York, NY 10004 no later than Tuesday December 20, 2022 at 6:00 p.m. EST.

In-person admission

Registration for in-person admission to the Annual General Meeting will take place on the day of the Annual General Meeting from 1:30 p.m. CET until the start of the Annual General Meeting at 2:00 p.m. CET. After this time, registration for in-person admission will no longer be possible. Shareholders must be able to present the registration confirmation and a valid identification document. In addition, holders of a written proxy must be able to present a copy of the written proxy.

Live audio webcast

Registration for the live audio webcast will take place on the day of the Annual General Meeting from 1:30 p.m. CET until the start of the Annual General Meeting at 2:00 p.m. CET. Shareholders must use the log-in details contained in the registration confirmation. The live audio webcast will be available at https://www.cstproxy.com/lilium/am2022.

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Questions on the agenda items

Only shareholders attending the Annual General Meeting in person are able to pose questions on the agenda items during the Annual General Meeting.

Munich, Germany, December 6, 2022

The Board of Lilium N.V.

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